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                                                               Exhibit (a)(1)(M)


FOR IMMEDIATE RELEASE


ACQUISITION TIMETABLE ON AMERICAN NATIONAL CAN GROUP EXTENDED

LONDON, ENGLAND (JUNE 29, 2000)
On 3 April, Rexam PLC, the global consumer packaging company, announced that it had made a cash tender offer to acquire ANC, the world's No 2 beverage can maker.

The tender offer remains conditioned on, among other things, (a) the tender of a majority of the fully diluted shares of common stock of American National Can; and (b) the satisfaction of conditions relating to European Community merger control regulations.

In the intervening period Rexam has been meeting with representatives of the European Commission and can report that active discussions are continuing. As a result the timetable for the conclusion of Phase 1 has been extended to 19 July.



ENQUIRIES
Per Erlandsson,                                             + 44 (0)20 7227 4140
Director Corporate Communications




Rexam is one of the world's top ten consumer packaging groups. Its global operations focus on packaging solutions for the beauty, healthcare, beverage and food industries around the world. Rexam is also a leading producer of coated films and papers. By striving to be best in its field and understanding customers' opportunities and packaging needs, Rexam will generate profit and growth for the benefit of its shareholders. In all, the Rexam Group employs some 20,000 people in 30 countries worldwide, and in 1999 had a turnover of(pound)2,389 million.